1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com STEPHEN H. BIER stephen.bier@dechert.com +1 212 698 3889 Direct +1 202 261 3092 Fax

November 30, 2022

VIA EDGAR

Mr. Michael Rosenberg

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Harding, Loevner Funds, Inc. (the “Registrant”)

File Numbers 333-09341 and 811-07739

Post-Effective Amendment No. 75 to the Registration Statement on Form N-1A

Dear Mr. Rosenberg:

This letter responds to the U.S. Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments that you provided on November 21, 2022 with respect to Post-Effective Amendment No. 75 (“PEA No. 75”) to the Registrant’s registration statement filed with the SEC on October 21, 2022. We have reproduced the Staff’s comments below, followed by our responses. Undefined capitalized terms used below have the same meaning as given in PEA No. 75.

PROSPECTUS

International Small Companies Portfolio (the “Portfolio”)

 Portfolio Fees and Expenses

1.

Comment:      Footnote 1 to the Portfolio Fees and Expenses table states that “expenses in this table will not correlate to the expenses shown in the Financial Highlights of the Portfolio”. Please confirm whether this sentence is necessary given that no financial highlights will be presented for Institutional Class Z of the Portfolio.

Response:      The disclosure has been revised to remove references to the Financial Highlights in footnote 1 to the Portfolio Fees and Expenses table.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 698-3889 if you wish to discuss this correspondence further.

Best regards,

/s/ Stephen H. Bier

Stephen H. Bier

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